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SO 3/11/04

SECURITI[ES AND EXCHANGE COMMI]SSION

04004857

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Classic Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ATP Tour Blvd
(No. and Street)

Ponte Vedra Beach, FL 32082
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter R. Lee 904-285-6443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

50 North Laura St. Suite 3000 Jacksonville, FL 32202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/12

OATH OR AFFIRMATION

I, Peter R. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Classic Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN GRAHAM
MY COMMISSION EXPIRES
January 18, 2008
#DD 267302
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President

Title

Kristin Graham

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Classic Securities, Inc.

Report of Independent Certified Public Accountants Pursuant to Rule 17a-5 of the Securities and Exchange Commission
December 31, 2003 and 2002

American Classic Securities, Inc.
Index
December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Bank of America Building
50 North Laura Street, Suite 3000
Jacksonville FL 32202
Telephone (904) 354 0671
Facsimile (904) 366 3678

Report of Independent Certified Public Accountants

To the Shareholder and
Board of Directors of
American Classic Securities, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of American Classic Securities, Inc. (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 9, 2004

American Classic Securities, Inc.
Balance Sheets
December 31, 2003 and 2002

	2003	2002
Assets		
Current assets		
Cash and cash equivalents	$ 51,394	$ 145,179
Commissions receivable	43,951	41,367
Prepaid expenses	16,319	10,590
Total current assets	111,664	197,136
Deferred tax asset	-	13,495
Total assets	$ 111,664	$ 210,631
Liabilities and Shareholders' Equity		
Current liabilities		
Commissions payable	$ 23,628	$ 27,212
Accounts payable due to parent	20,000	-
Accounts payable other	1,400	-
Total current liabilities	45,028	27,212
Contingencies (Note 5)		
Shareholders" equity		
Common stock, $1 par value; 1,000 shares authorized; 100 shares issued and outstanding	100	100
Paid-in capital	88,400	88,400
(Deficit) retained earnings	(21,864)	94,919
Total shareholders' equity	66,636	183,419
Total liabilities and shareholders' equity	$ 111,664	$ 210,631

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Statements of Operations
Years Ended December 31, 2003 and 2002

	2003	2002
Revenue		
Commissions	$ 442,822	$ 638,953
Interest	887	2,576
Other income	126	529
Total revenue	443,835	642,058
Expenses		
Commissions	238,175	407,941
Management fee	133,985	163,288
Administrative and operating	39,104	31,105
Registration fees	13,386	16,439
Legal and arbitration fees	118,679	49,453
Surety bonding	1,964	3,104
Licenses and permits	1,830	393
Goodwill impairment loss	-	1,090
Total expenses	547,123	672,813
Loss before income taxes	(103,288)	(30,755)
Income tax expense (benefit)		
Deferred	13,495	(7,545)
	13,495	(7,545)
Net loss	$ (116,783)	$ (23,210)

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Statements of Shareholder's Equity
Years Ended December 31, 2003 and 2002

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, December 31, 2001	$ 100	$ 88,400	$ 118,129	$ 206,629
Net loss	-	-	(23,210)	(23,210)
Balance, December 31, 2002	100	88,400	94,919	183,419
Net loss	-	-	(116,783)	(116,783)
Balance, December 31, 2003	$ 100	$ 88,400	$ (21,864)	$ 66,636

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net loss	$ (116,783)	$ (23,210)
Adjustments to reconcile net loss to net cash used in operating activities		
Goodwill impairment loss	-	1,090
Deferred tax asset	13,495	(7,545)
Changes in operating assets and liabilities		
Commissions receivable	(2,584)	27,702
Prepaid expenses	(5,729)	(335)
Due from parent	-	3,259
Commissions payable	(3,584)	(40,332)
Accounts payable	21,400	(5,000)
Net cash used in operating activities	(93,785)	(44,371)
Net decrease in cash and cash equivalents	(93,785)	(44,371)
Cash and cash equivalents		
Beginning of year	145,179	189,550
End of year	$ 51,394	$ 145,179

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Notes to Financial Statements
December 31, 2003 and 2002

1. Significant Accounting Policies

Organization
American Classic Securities, Inc. (the "Company"), a wholly owned subsidiary of Agent Investors Holding Company, Inc. (AIHC), is registered in all 50 states as a broker-dealer and is also a member of the National Association of Securities Dealers (NASD). The Company has approximately 48 affiliated agents (62 in 2002) dispersed throughout the U.S. who market mutual funds and variable contracts from a variety of distributors and receive a commission from the Company based on sales. The Company receives commissions from the mutual fund and variable contract distributors.

Cash and Cash Equivalents
Cash and cash equivalents represent demand deposits that are readily convertible to known amounts of cash.

Goodwill
The Company adopted the provisions of *Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles* ("SFAS 142"), on January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization, and includes provisions for reassessment of the useful lives of existing intangibles and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also required the Company to complete a two-step transitional goodwill impairment test. The Company completed the transitional goodwill impairment test during 2002 and determined that goodwill at transition was fully impaired. The remaining goodwill of $1,090 at January 1, 2002 was not recoverable and therefore was expensed.

Income Recognition
Commission income is recorded as earned on a trade-date basis.

Income Taxes
The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 *Accounting for Income Taxes* ("SFAS No. 109"). Under SFAS 109, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates in effect when these differences reverse. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income. The Company is included in the consolidated federal and state income tax returns filed for Agent Investors Holding Company, Inc. With regards to separate financial statements of a subsidiary, SFAS 109 provides for the allocation of consolidated current and deferred taxes to members of the consolidated group as if it were a separate taxpayer. The Company accounts for income taxes as if it were a separate taxpayer, taking into account the utilization of the Company's tax attributes in the consolidated group. Under the Company's tax sharing agreement, the Company is reimbursed by other members of the group when its tax attributes are used.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts in 2002 have been reclassified to conform to the 2003 presentation.

2. **Related Party Transactions**

The Company and AIHC have entered into an administrative agreement, whereby AIHC agrees to provide funding, facilities, office equipment and various other administrative services to the Company. AIHC charged the Company management fees of $133,985 and $163,288 for 2003 and 2002, respectively.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net capital ratio exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and a net capital requirement of $50,317 and $5,000, respectively, and the Company's net capital ratio was .89 to 1. At December 31, 2002, the Company had net capital and a net capital requirement of $159,334 and $25,000, respectively, and the Company's net capital ratio was .17 to 1. Accordingly, at December 31, 2003 and 2002, the Company was in compliance with the net capital requirement.

4. **Income Taxes**

Operations of the Company resulted in income tax provision (benefit) of the following amounts:

	2003	2002
Deferred Taxes		
Federal	$ 11,583	$ (5,634)
State	1,912	(1,911)
	$ 13,495	$ (7,545)

Deferred tax assets at December 31, 2003 and 2002 are comprised of the following:

	2003	2002
Gross deferred tax asset		
Net operating losses	$ 41,953	$ 13,495
Valuaton allowances for deferred tax assets	(41,953)	-
Net deferred tax asset	$ -	$ 13,495

As of December 31, 2003, the Company had remaining net operating losses in the amount of $144,000 expiring beginning in 2021. For 2003, management has determined that it is not more likely than not that the deferred tax asset will be realized. Accordingly, the Company has established a full valuation allowance against this deferred tax asset.

5. Contingencies

In the normal course of its business operations, the Company is involved in routine litigation from time to time, which arise in the normal course of business. In management's opinion, based upon the advice of outside legal counsel, litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

6. *Financial Instruments*

Receivables of the Company are reported in the balance sheet at the lower of estimated realizable value or the contract amount and are due when the related transactions are executed.

American Classic Securities, Inc.
Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Net capital		
Total shareholder's equity per financial statements		$ 66,636
Deduct shareholder's equity not allowable for net capital		-
Total shareholders equity qualified for net capital		66,636
Add allowable subordinated liabilities		-
Add other allowable credits		-
Total capital and allowable subordinated liabilities		66,636
Less non allowable assets		
Prepaid expenses	(16,319)	
Deferred tax asset	-	(16,319)
Net capital		$ 50,317
Aggregate indebtedness ("AI")		
Total liabilities per financial statements		$ 45,028
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 45,317
Net capital less 10% of AI		$ 45,814
Ratio: Aggregate indebtedness to net capital		0.89 to 1

Reconciliation pursuant to paragraph (d) (4) of Rule 17a-5:

Difference between this computation of net capital and the corresponding computation prepared by American Classic Securities, Inc. and included in the Company's quarterly unaudited Part IIA FOCUS Report consisted of the following:

Net capital per the Company's monthly Part IIA FOCUS report	$ 46,574
Adjustment to accrue commission revenue	9,562
Adjustment to accrue commission expense	(5,070)
Adjustment to expense consulting fees	(675)
Adjustment to expense legal fees	(228)
Adjustment to reduce expenses with NASD	154
Net capital per this computation	$ 50,317

American Classic Securities, Inc.
Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

American Classic Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, American Classic Securities, Inc. has not presented supplemental schedules to its financial statements of 1) Computation for Determination of Reserve Requirements Under Rule 15c3-3 and 2) Information Relating to Possession or Control Requirements Under rule 15c3-3 due to the exemptive provisions under Section (K) (2)(i) of Rule 15c3-3.